                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) (c),
     AND 9(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 3)

                         Metromedia Fiber Network, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   591689104
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                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 1999

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             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / / Rule 13d-1(b)
         / / Rule 13d-1(c)
         /x/ Rule 13d-1(d)




         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------- ------------------------- ------------------------
CUSIP NO.  5916891014                   13G/A              PAGE 2 OF 4 PAGES
----------------------------- ------------------------- ------------------------

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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Stephen A. Garofalo
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                (b) /x/

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    3      SEC USE ONLY


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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
-------------------------------------------------------------------------------
                                5      SOLE VOTING POWER

                                       44,166,112 (includes (i) presently
                                       exercisable options to purchase
                                       2,882,000 shares of Class A Common
                                       Stock at a purchase price of $.24625
                                       per share held by The Stephen A.
                                       Garofalo 1999 Annuity Trust No. 1 for
                                       which Mr. Garofalo acts as Trustee and
                                       160,000 shares of Class A Common Stock
                                       at a purchase price of $.24625 per
                                       share held by The Stephen A. Garofalo
                                       Annuity Trust No. 2 for which Mr.
                                       Garofalo acts as Trustee and (ii)
                                       406,689 shares of class A common stock
                                       owned by The Garofalo Foundation,
                                       Inc.).
                             --------------------------------------------------
     Number of                  6      SHARED VOTING POWER
      Shares                           0
   Beneficially              --------------------------------------------------
     Owned By                   7      SOLE DISPOSITIVE POWER
       Each                            44,166,112 (includes (i) presently
     Reporting                         exercisable options to purchase
    Person with                        2,882,000 shares of Class A Common
                                       Stock at a purchase price of $.24625
                                       per share held by The Stephen A.
                                       Garofalo 1999 Annuity Trust No. 1 for
                                       which Mr. Garofalo acts as Trustee and
                                       160,000 shares of Class A Common Stock
                                       at a purchase price of $.24625 per
                                       share held by The Stephen A. Garofalo
                                       Annuity Trust No. 2  for which Mr.
                                       Garofalo acts as Trustee and (ii)
                                       406,689 shares of class A common stock
                                       owned by The Garofalo Foundation,
                                       Inc.).
                             --------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,166,112 (includes (i) presently exercisable options to purchase 2,882,000 shares of Class A Common Stock at a purchase price of $.24625 per share held by The Stephen A. Garofalo 1999 Annuity Trust No. 1 for which Mr. Garofalo acts as Trustee and 160,000 shares of Class A Common Stock at a purchase price of $.24625 per share held by The Stephen A. Garofalo Annuity Trust No. 2 for which Mr. Garofalo acts as Trustee and (ii) 406,689 shares of class A common stock owned by The Garofalo Foundation, Inc.).
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                 / /

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           21.2%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*
           IN
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ITEM 4.           OWNERSHIP

                  See responses to Items 5,6,7,8,9, and 11 of Cover Page.

                  On November 17, 1999, DECS Trust VI completed a registered offering of 10,000,000 DECS. DECS Trust VI, which is a closed-end management investment company and not affiliated with Metromedia Fiber Network, Inc. ("Metromedia Fiber"), entered into prepaid forward contracts with Stephen A. Garofalo, Metromedia Company, John W. Kluge and Stuart Subotnick pursuant to which holders of the DECs may receive cash and/or shares of Metromedia Fiber class A common stock on or about November 15, 2002. Messrs. Garofalo, Kluge and Subotnick and Metromedia Company remain the beneficial owners of all shares of class A common stock that may be delivered on November 15, 2002. The DECS were issued at $39.4375 per DECS. On November 19, 1999, the underwriters for that offering exercised the over-allotment option granted to them under an underwriting agreement relating to the DECS transactions and accordingly DECS Trust VI sold 1,500,000 additional DECS.

                  Also on November 17, 1999, certain stockholders of Metromedia Fiber, including Mr. Garofalo, sold 4,895,000 shares of Metromedia Fiber's class A common stock in an underwritten public offering at $39.4375. Mr. Garofalo sold 1,560,000 shares of class A common stock in the underwritten public offering. On November 19, 1999, the underwriters for that offering exercised the over-allotment option granted to them under an underwriting agreement and accordingly the stockholders, including Mr. Garofalo, sold 734,250 additional shares of class A common stock. Mr. Garofalo sold 173,400 shares of class A common stock in accordance with the exercise of the over-allotment option.

                                   Page 3 of 4

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: February 14, 2000


                                               /s/ Stephen A. Garofalo
                                               ------------------------
                                               Stephen A. Garofalo



































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